Exhibit 99.2

152-158 St Georges Terrace Perth 6000 Western Australia T + 61 (8) 9327 2000

Media release

Rio Tinto signs MoU with Jindal Steel and Power on advancing HIsmelt technology

5 August 2011

Rio Tinto has signed a Memorandum of Understanding (MoU) with Jindal Steel and Power Limited (JSPL) to take the next step in global commercialisation of the HIsmelt technology to be used in a fully integrated steel making facility.

HIsmelt, short for high-intensity smelting, is the world’s first commercial direct smelting process for making iron straight from the ore. The technology smelts iron ore fines directly using non-coking coals, and offers significant economic and environmental benefits to the steel industry.

The MoU will also involve the relocation of the existing Kwinana HIsmelt plant from Australia to India at JSPL’s existing facility in Angul, Orissa. The relocated plant will be fully owned by JSPL, and JSPL and Rio Tinto will work together to further develop and market the technology.

The MOU was signed in New Delhi by Naveen Jindal, JSPL chairman and managing director Naveen Jindal and Rio Tinto Iron Ore and Australia chief executive Sam Walsh in the presence of Australia’s High Commissioner to India Peter Varghese.

JSPL is part of the US$15 billion Indian-based Jindal Group, currently producing three million tonnes of steel annually and 1,800 megawatts of power.

Sam Walsh described the deal with JSPL as a natural progression for the HIsmelt technology. “This opportunity with JSPL is exciting, as we integrate the HIsmelt flow sheet into their existing steel works in Orissa, an acceleration of proving of the technology to full design capacity.

“We believe the HIsmelt process remains the future for iron making, particularly in locations where the need to reduce the environmental footprint is increasing, thereby ensuring the ongoing sustainability of this essential industry.

“HIsmelt is suitable to the resources of India and offers huge environmental benefits to a steelmaker like JSPL.”

Naveen Jindal said “JSPL has had strong interest in the HIsmelt technology for several years and now looks forward to finalising the development of this most exciting technology and to share in the future benefits.”

Rio Tinto is continuing its Kwinana site obligations, some of which apply to December 2012, in accordance with conditions set by the state regulators and Invest Australia.

Cont./

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About HIsmelt

The HIsmelt technology is fully owned by Rio Tinto. The Kwinana HIsmelt plant is owned by a Joint Venture comprising Rio Tinto (60 per cent), Nucor Corporation (25 per cent), Mitsubishi Corporation (10 per cent) and Shougang Corporation (5 per cent).

HIsmelt smelts iron ore fines directly using non-coking coals, and offers significant economic and environmental benefits to the steel industry. Local Indian iron ore fines and non-coking coals can be used with this technology.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

About Jindal Steel & Power Limited (JSPL)

Jindal Steel and Power Limited (JSPL) is one of India’s major steel producers with a significant presence in sectors like Steel, Mining, Power Generation and Infrastructure. With an annual turnover of over US$2.9 billion, JSPL is a part of the over US$15 billion diversified O.P. Jindal Group. In the recent past, JSPL has expanded its steel, power and mining businesses to various parts of the world particularly in Asia, Africa and South America.

The company produces economical and efficient steel and power. From the widest flat products to a whole range of long products, JSPL sports a product portfolio that caters to major infrastructure & housing projects in the country. It also has the distinction of producing the world’s longest rails and large size parallel flange beams.

The organisation is equally concerned about the environment and is committed towards restoring nature’s balance by maintaining a clean and green environment. JSPL’s Corporate Social Responsibility policy aims at bringing about a radical transformation in the quality of people in and around the operation areas of the company through positive intervention in social upliftment programmes.

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